JED OIL INC.

Annual and Special Meeting of Shareholders Held on June 3, 2005

REPORT OF VOTING RESULTS*

Pursuant to Section 11.3 of NI 51-102 – Continuous Disclosure Obligations

	Matter Voted Upon	Outcome of Vote	For	Against	Withheld
	General Business
1.	Ordinary resolution to set the number of directors to be elected at five (5):	Carried	99.97%	0.01%	0.02%
2.	Appointing the following individuals as directors of the issuer to hold office until the next annual general meeting of the issuer or until their successors are appointed or elected: - Reginald J. Greenslade - Thomas J. Jacobsen - Ludwig Gierstorfer - William E. Sliney - James F. Dinning	Carried	99.94%	n/a	0.06%
3.	Appointing Ernst & Young LLP as the auditors of the Corporation for the current fiscal year and to authorize the directors of the Corporation to approve the remuneration therefore:	Carried	99.80%	n/a	0.20%
	Special Business
4.	Ordinary resolution to approve the concept of the employees and consultant of the Corporation. being eligible to participate in the compensation plans of the companies to which the Corporation consults and provides personnel and to give the directors the discretion to amend the Corporation's Stock Option Plan, Stock Savings Plan and Annual Bonus Plan to give effect to such concept (as more fully set out in the Information Circular dated June 3, 2005):	Carried	95.83%	3.57%	0.60%

* These figures are the Proxy and Ballot results, where applicable.